Item 77.H - Change in Control of Registrant


Obtaining Control of Credit Suisse  Institutional MM
Government Portfolio Class A
As of June 30, 2007, First Boston Corp ("Shareholder") owned less than 25% of the outstanding shares of the Fund.
As of December 31, 2007, Shareholder owned 1,214,960,327.87 shares of the Fund, which represented 76.43% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund.

Ceasing Control of Credit Suisse Institutional MM Government Portfolio Class A As of June 30, 2007, CSWP Money Fund Settlement ("Shareholder") owned 42,656,576.57 shares of the Fund, which represented 100% of the Fund. As of December 31, 2007, Shareholder owned 284,745,603.93 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.